UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of March, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of listed company


SPIRENT PLC



2. Name of shareholder with a major interest


FIDELITY INTERNATIONAL LIMITED



3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER IN 2 ABOVE AND ITS DIRECT AND INDIRECT SUBSIDIARIES, BEING NON-BENEFICIAL HOLDERS



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


NORTHERN TRUST LONDON (FPM)                                            1,066,700
JP MORGAN BOURNEMOUTH (FPM)                                              627,700
MELLON BANK (FPM)                                                        578,900
BANK OF NEW YORK BRUSSELS (FPM)                                          480,600
STATE STR BK AND TR CO LNDN (FPM)                                        411,800
BANKERS TRUST LONDON (FPM)                                               321,200
MIDLAND SECURITIES SERVICES (FPM)                                        144,700
CLYDESDALE BANK PLC (FPM)                                                 46,300
JP MORGAN BOURNEMOUTH (FISL)                                          39,166,375
BROWN BROS HARRIMN LTD LUX (FIL)                                       9,631,529
JP MORGAN BOURNEMOUTH (FIL)                                              990,000
BANK OF NEW YORK BRUSSELS (FIL)                                          162,200
JP MORGAN, BOURNEMOUTH (FII)                                           2,419,800
BNP PARIBAS, PARIS (FIGEST)                                            2,021,500
TOTAL                                                                 58,069,304


FPM = Fidelity Pension Management
FISL = Fidelity Investment Services Limited
FIL = Fidelity International Limited
FII = Fidelity Investments International
FIGEST = Fidelity Gestion



5. Number of shares / amount of stock acquired


-



6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)


-



7. Number of shares / amount of stock disposed


NOT KNOWN



8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)


NOT KNOWN



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


NOT KNOWN



11. Date company informed


21 MARCH 2006





12. Total holding following this notification


58,069,304



13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)


5.99%



14. Any additional information


ON 17 MARCH 2006 THE SHAREHOLDER REPORTED TO THE COMPANY THAT IT HAD REDUCED ITS HOLDING IN THE COMPANY TO 63,133,404 SHARES (6.51%).



15. Name of contact and telephone number for queries


MICHAEL ANSCOMBE - 01293 767672



16. Name and signature of duly authorised company official of the listed company responsible for making this notification


MICHAEL ANSCOMBE - DEPUTY COMPANY SECRETARY



Date of notification


21 MARCH 2006








                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 21 March, 2006                       By   ____/s/ Luke Thomas____

                                                    (Signature)*